January 24, 2008

Mail Stop 6010

By U.S. Mail

Frank J. Notaro
Vice President, General Counsel and Secretary
IDEX Corporation
630 Dundee Road, Suite 400
Northbrook, Illinois 60062-2475

Re: IDEX Corporation
Definitive 14A
Filed March 7, 2007
File No. 001-10235

Dear Mr. Notaro:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letters or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3444.

Sincerely,

Perry J. Hindin
Special Counsel